

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297


06018832


RECEIVED
NOV 27 2006
WASH. D.C.
213
PROCESSING
SECTION

November 22, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Distributions press release dated November 17, 2006.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures

File No. 82-34949

NEWS RELEASE **NOVEMBER 17, 2006**

XS CARGO INCOME FUND ANNOUNCES NOVEMBER CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.103125 per trust unit for the month of November, 2006. The distribution will be paid on December 15, 2006 to holders of record of trust units on November 30, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland and Nova Scotia. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 732-2112